SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2004

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on September 13, 2004, announcing Mexican Cellco Iusacell orders ECtel Integrated
Fraud Prevention and Revenue Assurance solution.

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  September 14 , 2004

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued September 13, 2004

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Exhibit 1

MEXICAN CELLCO IUSACELL ORDERS ECTEL INTEGRATED
FRAUD PREVENTION AND REVENUE ASSURANCE SOLUTION

Petah Tikva, Israel - September 13, 2004 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today announced that it has received an order from Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL), a Mexican wireless cellular (CDMA) and PCS service provider, for an integrated, network-wide Fraud Prevention and Revenue Assurance solution.

Iusacell is a member of the Grupo Salinas industrial group and serves more than 1.3 million subscribers in seven of Mexico`s nine regions. ECtel`s solution for Iusacell includes a real-time I-Probe(TM) platform together with its industry-leading FraudView(TM) and CashView(TM) application suites for rooting out and shutting down various sources of revenue leakage.

"ECtel`s `One-Platform Multiple-Application` takes a comprehensive cost-effective approach, addressing both external and internal sources of revenue leakage," said Ing. Eduardo Kuri Romo, Iusacell's Director of System Engineering. "We expect the system to enhance both our top and bottom-line performance, resulting in a rapid ROI and a significant improvement of our long-term profitability."

The ECtel solution consists of both hardware and software components. ECtel`s proprietary I-Probe(TM) platform will be deployed in Iusacell`s Interconnect Network to gather and groom unbiased call data and feed real-time data to ECtel monitoring and analysis applications.  Utilizing advanced algorithms and Rules-Based filtering, ECtel`s FraudView(TM) will sift call data continuously to identify fraud-in-the-making and facilitate operator intervention. ECtel`s CashView(TM) uses state-of-the-art datamining techniques to correlate actual call data with provisioning, billing chain, CRM and other records, highlighting the faulty back-office processes, definitions and configurations that lead to billing discrepancies. The system`s user-friendly "dashboards," alerts and reports are designed to assist personnel throughout the company take the necessary actions to stop fraud and correct revenue leakage.  "We are pleased that another major Latin American operator has chosen ECtel to be its partner in the fight against fraud and revenue leakage," said Mr. Eitan Naor, President and CEO of ECtel. "We look forward to a successful deployment of our integrated Fraud Prevention and Revenue Assurance solution. We are confident that our proven network-wide approach will deliver comprehensive protection and significant value."

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About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, León and Mérida. The Company`s service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +1-301-354-1113	Tel: 954-351-4492
Fax: +1-301-428-0505	Fax: 954-351-4430
Email: avig@ectel.com	Email: chrisd@ectel.com

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